
03055209


02







Just the Highlights

(in thousands, except per share amounts and selected store operating data)

Fiscal Years Ended	February 1, 2003	February 2, 2002	February 3, 2001[1]
Statement of Income Data			
Net Sales	$647,455	$602,689	$545,040
Gross Income	237,449	217,522	192,581
Net Income	47,338	39,563	32,245
Net Income per Share:			
Basic	$ 1.42	$ 1.28	$ $1.05
Diluted	$ 1.38	$ 1.23	$ $1.02
Balance Sheet Data			
Cash and Equivalents	$101,300	$ 63,538	$ 54,788
Total Assets	347,331	265,577	209,111
Long-term Debt	—	32,500	50,000
Shareholders' Equity	253,660	128,209	79,711
Selected Store Operating Data			
Comparable Store Sales Change	(3)%	0%	4%
Number of Stores			
Open at Year End[2]	510	459	406
Total Square Feet at Year End[2]	2,091,000	1,881,000	1,669,000
Annual Sales per Average			
Square Foot[2]	$ 319	$ 336	$ 341

[1] Represents the 53-week fiscal year ended February 3, 2001.

[2] Amounts exclude mishmash stores.

Any forward-looking statement in this report or elsewhere involves risks and uncertainties and may change based on various important factors, many of which may be beyond our control. Thus, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The company assumes no obligation to update any forward-looking statements.

Dear Shareholders,

best year yet

This past year was very successful for us in many respects. Net sales increased 7%, topping $647.5 million. Net income grew by 20% to a record $47.3 million, or $1.38 per fully diluted share, record earnings for the company despite a disappointing fourth quarter. A West Coast ports labor dispute resulted in a disruption in holiday merchandise deliveries and aggrevated some operating missteps. The delivery issues also diverted our attention from the changes in fashions taking place during fall season. The resultant poor holiday sales forced us to take a greater level of markdowns than planned in the fourth quarter, a consequence that was reflected in the earnings for the period. Despite the earnings slip, we ended 2002 in our strongest financial position ever. At year end, we had $101 million in cash and equivalents, and no debt on the balance sheet.

The company accomplished a number of operational goals we set for ourselves at the beginning of 2002:

- We opened 56 new Limited Too stores and 5 new mishmash stores;
- Limited Too increased its customer contact strategy to 50 million in 2002, twice as many as in 2001;
- The opening of our new distribution center in February immediately reduced our supply and logistics costs;
- We moved to our new home office in New Albany, Ohio, which will accommodate our anticipated growth for the next five years;
- We had a successful follow-on offering of 2.4 million shares of common stock in May, yielding net proceeds of $73 million. A portion of the proceeds was used to pay down all of our debt. This strengthening of our balance sheet gives us a great deal of financial flexibility in planning our future growth;
- We continued to refine the merchandise mix and real estate rollout for mishmash, and formed a dedicated merchandising infrastructure for the brand;
- We initiated a new direct sourcing network, an effort that will increase our merchandise margin;
- We installed new point-of-sale systems, replacing equipment and software that was obsolete;
- We launched a joint venture with Angus & Coote to introduce the popular Goldmark jewelry brand to the U.S.;
- We entered into a number of preferred partnerships and licensing agreements with national consumer brands popular with 'tween girls.

mishmash

mishmash, our retail lifestyle destination for teen girls and young women, now has 13 stores in major malls across the U.S. Responding to customer feedback, we have added more sportswear to mishmash's assortment and plan to increase the size of all new stores to more than 3,000 square feet. After expanding the selling area of our Valley Fair location, it quickly became one of our better performing mishmash stores. In addition to a broader assortment of sportswear, mishmash also offers cosmetics, footwear, accessories, jewelry, room décor items and lifestyle products. The offerings in intimate apparel have been trimmed somewhat, allowing for greater focus on the better performing merchandise categories. We have assembled a dedicated design, merchandising, planning and allocation team for mishmash, enabling us to focus this brand's direction exclusively on the target customer, the teen girl.

store growth

We believe Limited Too can be a 750-store chain. In 2003, we plan to add 50 to 55 new Limited Too stores to the 510 stores open at the end of 2002. More of these stores will open in spring season than in years past in order to reduce construction costs and give them the full benefit of back-to-school and holiday selling. We also plan on remodeling 10 to 20 stores, many of which will include expanding the store size to enhance productivity. mishmash will open at least 12 new stores in 2003, all in the expanded format that has demonstrated greater sales productivity.

increased customer contact

During 2002, Limited Too published 9 editions of its highly popular catalog, with total circulation reaching 30.1 million. The company also sent out more than 18.2 million direct mail pieces that offered meaningful savings opportunities for customers. Our direct mail campaign is gleaned from our extensive database of 'tween and teen households, which now has more than 15 million names. Our customer contact plan for 2003 includes catalog circulation of 39 million. Other direct marketing contacts throughout the year should be more than 26 million, a 43% increase over last year.

brand partnering

Our marketing efforts for 2003 include partnering with a number of highly visible consumer brands that are very popular with 'tween girls. Nestle SweeTARTS® has become the preferred candy of Limited Too and Frito Lay® is the preferred salted snack. Both brands have advertised in Limited Too's catalog and their favored snacks are sold in our stores. Reebok is the preferred fashion sneaker and is being test marketed in 51 of our stores this spring. Included in the footwear test are a number of styles in colors available exclusively at Limited Too. LEGO® Systems has signed a marketing partnership with Limited Too to introduce Clikits™, a new designer craft system that provides 'tween girls endless opportunities to express their individuality through stylish fashion accessories. Clikits will be available in toy stores throughout North America, and at Limited Too stores, beginning in June 2003. Leading toy manufacturer Mattel® and its popular My Scene™ is the preferred entertainment/outside apparel brand of Limited Too. My Scene is Mattel's tween-targeted brand of doll that captures the spirit, independence and individual style of the urban girl. Beginning in June, My Scene will feature selections from the Limited Too back-to-school assortment for their "it" girls dolls. My Scene will be featured in our summer catalogs and Mattel plans a significant media advertising campaign around the two brands. In February, Limited Too formed a licensing agreement with Build-A-Bear Workshop® (BABW), an interactive, entertainment retailer where guests create customized plush animals at over 100 stores nationwide. Under the agreement, BABW is offering Limited Too current season fashions for its plush animals. The bear clothing line was developed in response to BABW customer demand for bear-sized styles of our popular sportswear.

first-ever television show

In March 2003, Limited Too: What's Your Wish premiered on ABC Family. Hosted by Beyoncé Knowles of Destiny's Child fame, the hour-long special chronicled the real-life stories of lucky Limited Too 'tweens who were granted the wish of a lifetime by their favorite celebrities. Wishes included dinner and shopping with Beyoncé and her sister Solange, a day spent with American Idol's Paula Abdul, and bowling with 'tween heartthrob Aaron Carter. What's Your Wish was another step in our continuing effort to build better brand awareness of Limited Too.

direct sourcing opportunity

In June 2002, we opened our first direct sourcing office in Hong Kong. We expect to realize meaningful cost savings as a result of this long-term initiative. Additionally, we are assembling a Western Hemisphere sourcing team to identify reliable, low-cost apparel manufacturers in that part of the world. In order for us to focus on key initiatives such as direct sourcing and inventory management, the company realigned its business structure last summer. Too has concentrated the value drivers of its business, such as design, inventory management, strategic planning and distribution, into a new subsidiary called Too Brands, Inc.

exciting joint venture

We have formed a joint venture with specialist jewelry retailer, Angus & Coote (Holdings) Limited of Sydney, Australia, to launch the Goldmark *jewelry brand in the United States. Goldmark offers fashionable jewelry* to 15- to 29-year-olds who are impulsive, energetic and love to shop. Four Goldmark stores opened in fall 2002, and 4 more stores are planned for 2003. Too's strength in retail real estate, operations management and brand development, complement Angus & Coote's skills in product development and sourcing. With Angus & Coote having over 100 years in the jewelry business and operating more than 250 retail outlets in Australia, we have found a very capable partner in this exciting venture in jewelry and accessories.

new directors

In February 2003, the Board of Directors elected two new directors. Betty Eveillard and Fred Roberts have a combined 60 years of investment banking experience in consulting with major corporations in various industries, including specialty retail. Their depth of experience will prove invaluable to the company during this time of rapid change in the retail industry.

challenging future

Against the backdrop of a sluggish economy, declining consumer confidence and the threat of unsettling events both here and elsewhere, the retail industry faces a challenging future. The strength of our brands cannot always compensate for the promotional barrage our customers are routinely exposed to from the competition. But we must remain focused on who the customers of our brands are, and how we can continue to make shopping with us a unique, interactive and entertaining experience. We must continue to provide our customers with an unparalleled breadth of assortment at a price that reflects the value given. By staying close to our customer, we will profitably dominate the young women's market with fashion-right apparel, related accessories and lifestyle products.

special thanks

I would like to recognize the on-going hard work and innovation provided by our over 8,200 associates in our stores, home office, distribution center and direct channels. Their unswerving devotion has contributed greatly to the company's success.



Mike Rayden
Chairman, President
and CEO
Too, Inc.
March 24, 2003



LiMiTeD Too




LTD TOO

Selected Financial Data

(in thousands, except per share data, number of stores and annual sales per average square foot)

	Fiscal Year Ended				
	February 1, 2003	February 2, 2002	February 3, 2001 ①	January 29, 2000	January 30, 1999
Statement of Income Data					
Net sales	$647,455	$602,689	$545,040	$450,426	$374,637
Gross income ②	237,449	217,522	192,581	158,189	122,908
General, administrative and store operating expenses	160,194	150,976	137,285	115,734	95,027
Operating income	77,255	66,546	55,296	42,455	27,881
Net income	47,338	39,563	32,245	24,576	16,681
Earnings per share – basic	$ 1.42	$ 1.28	$ 1.05	$ 0.80	$ 0.54
Earnings per share – diluted	$ 1.38	$ 1.23	$ 1.02	$ 0.79	$ 0.54
Balance Sheet Data					
Inventories	$ 55,080	$ 44,537	$ 45,715	$ 34,656	$ 27,565
Total assets	347,331	265,577	209,111	178,593	90,769
Total debt	—	50,000	50,000	50,000	—
Total shareholders' equity	253,660	128,209	79,711	45,467	50,017
Selected Operating Data					
Comparable store sales changes ③⑥	(3) %	0 %	4 %	9 %	15 %
Total net sales growth	7.4 %	10.6 %	21.0 %	20.2 %	17.0 %
Gross income rate ④	36.7 %	36.1 %	35.3 %	35.1 %	32.8 %
Operating income rate ④	11.9 %	11.0 %	10.1 %	9.4 %	7.4 %
Total number of stores open at year end ⑦	510	459	406	352	319
Total square feet at year end (thousands) ⑦	2,091	1,881	1,669	1,441	1,281
Annual sales per average square foot ⑤⑦	$ 319	$ 336	$ 341	$ 329	$ 299
Net cash provided by operating activities	$ 51,272	$ 65,457	$ 29,209	$ 69,547	$ 17,361
Capital expenditures	$ 39,739	$ 63,598	$ 36,308	$ 31,424	$ 14,294

① Represents the 53-week fiscal year ended February 3, 2001. ② Gross income equals net sales less costs of goods sold, buying and occupancy costs. ③ A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are changed more than 20% in square feet are treated as new stores for the purpose of this calculation. ④ Calculated as a percentage of net sales. ⑤ Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year. ⑥ Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001. ⑦ Amounts exclude mishmash stores.

Financial Summary

	Fiscal Year Ended			% Change	
	February 1, 2003	February 2, 2002	February 3, 2001 ①	2001–2002	2000–2001
Net sales (millions)	$ 647.5	$ 602.7	$ 545.0	7%	11%
Comparable store sales changes ②③	(3)%	0%	4%		
Annual sales per average square foot ④⑤	$ 319	$ 336	$ 341	(5)%	(1)%
Sales per average store (thousands) ⑤	$ 1,302	$ 1,374	$ 1,418	(5)%	(3)%
Average store size at year end (square feet) ⑤	4,100	4,098	4,111	— %	— %
Total square feet at year end (thousands) ⑤	2,091	1,881	1,669	11%	13%
Number of Limited Too stores:					
Beginning of year	459	406	352		
Opened	56	57	58		
Closed	(5)	(4)	(4)		
End of year	510	459	406		
mishmash	12	7	—		
Stores remodeled	9	6	10		
Stores with "Girl Power" format	280	216	156		
Percentage of stores in "Girl Power" format	55%	47%	38%		

① Represents the 53-week fiscal year ended February 3, 2001. ② A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for purposes of this calculation. ③ Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001. ④ Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year. ⑤ Amounts exclude mishmash stores.





Consolidated Condensed Statements of Income

(in thousands, except per share amounts)

	2002	2001	2000
Net sales	$647,455	$602,689	$545,040
Costs of goods sold, buying and occupancy costs	410,006	385,167	352,459
Gross income	237,449	217,522	192,581
General, administrative and store operating expenses	160,194	150,976	137,285
Operating income	77,255	66,546	55,296
Interest expense, net	517	583	1,551
Income before income taxes	76,738	65,963	53,745
Provision for income taxes	29,400	26,400	21,500
Net income	$ 47,338	$ 39,563	$ 32,245
Net income per share:			
Basic	$ 1.42	$ 1.28	$ 1.05
Diluted	$ 1.38	$ 1.23	$ 1.02
Weighted average common shares:			
Basic	33,263	31,020	30,740
Diluted	34,217	32,038	31,737

All financial data was condensed from and should be read in conjunction with the audited Consolidated Financial Statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Consolidated Condensed Balance Sheets

(in thousands, except share amounts)

Assets	February 1, 2003	February 2, 2002
Current assets:		
Cash and equivalents	$101,300	$ 63,538
Receivables	4,957	2,547
Inventories	55,080	44,537
Store supplies	12,285	10,357
Other	2,260	2,409
Total current assets	175,882	123,388
Property and equipment, net	145,530	126,415
Deferred income taxes	14,929	14,786
Other assets	10,990	988
Total assets	$347,331	$265,577
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion long-term debt	$ —	$ 17,500
Accounts payable	22,550	23,341
Accrued expenses	46,698	39,036
Income taxes payable	16,088	19,696
Total current liabilities	85,336	99,573
Long-term debt, less current portion	—	32,500
Other long-term liabilities	8,335	5,295
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, 50 million shares authorized	—	—
Common stock, $.01 par value, 100 million shares authorized, 34.1 million and 31.3 million shares issued and outstanding at February 1, 2003 and February 2, 2002, respectively	341	313
Treasury stock, at cost, 29,709 at February 1, 2003	(998)	—
Paid in capital	114,421	35,338
Retained earnings	139,896	92,558
Total shareholders' equity	253,660	128,209
Total liabilities and shareholders' equity	$347,331	$265,577

All financial data was condensed from and should be read in conjunction with the audited Consolidated Financial Statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.


goldmark



Consolidated Condensed Statements of Changes in Shareholders' Equity

(in thousands)

	Common Shares		Treasury	Paid in	Retained	Total Shareholders'
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, January 29, 2000	30,674	$307	$ —	$ 24,410	$ 20,750	$ 45,467
Net income					32,245	32,245
Issuance of common stock under stock option and restricted stock plans	85	1		1,100		1,101
Other, including tax benefit related to issuance of stock under stock option and restricted stock plans				898		898
Balances, February 3, 2001	30,759	308	—	26,408	52,995	79,711
Net income					39,563	39,563
Issuance of common stock under stock option and restricted stock plans	582	5		6,371		6,376
Other including tax benefit related to issuance of stock under stock option and restricted stock plans				2,559		2,559
Balances, February 2, 2002	31,341	313	—	35,338	92,558	128,209
Net income					47,338	47,338
Issuance of common stock under secondary offering	2,400	24		73,370		73,394
Issuance of common stock under stock option and restricted stock plans	350	4		5,128		5,132
Purchases of treasury stock	(30)		(998)			(998)
Other, including tax benefit related to issuance of stock under stock option and restricted stock plans				585		585
Balances, February 1, 2003	34,061	$341	$(998)	$114,421	$139,896	$253,660

All financial data was condensed from and should be read in conjunction with the audited *Consolidated Financial Statements* in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Consolidated Condensed Statements of Cash Flows

(in thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 47,338	$39,563	$32,245
Impact of other operating activities on cash flows:			
Depreciation and amortization	18,884	17,950	16,536
Changes in assets and liabilities:			
Inventories	(10,543)	1,178	(11,059)
Accounts payable and accrued expenses	7,476	536	(6,646)
Income taxes	(1,867)	6,569	(2,319)
Other assets	(13,056)	(1,753)	(1,386)
Other liabilities	3,040	1,414	1,838
Net cash provided by operating activities	51,272	65,457	29,209
Investing activities:			
Capital expenditures	(39,739)	(63,598)	(36,308)
Net cash used for investing activities	(39,739)	(63,598)	(36,308)
Financing activities:			
Net proceeds from issuance of common stock	73,394	—	—
Repayment of term loan	(50,000)	—	—
Purchases of treasury stock	(998)	—	—
Stock options, restricted stock and other equity changes	3,833	6,891	1,903
Net cash provided by financing activities	26,229	6,891	1,903
Net increase (decrease) in cash and equivalents	37,762	8,750	(5,196)
Cash and equivalents, beginning of year	63,538	54,788	59,984
Cash and equivalents, end of year	$101,300	$63,538	$54,788

All financial data was condensed from and should be read in conjunction with the audited Consolidated Financial Statements in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.

Report of Management

We are responsible for the preparation and integrity of Too, Inc.'s financial statements and other financial information presented in this summary annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions.

We maintain an internal control structure designed to provide reasonable assurance that Too's assets are safeguarded against loss or unauthorized use and to produce the records necessary for the preparation of the financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits derived. We believe our system of controls provides the appropriate balance.

The financial statements have been audited and reported on by our independent accountants, PricewaterhouseCoopers LLP who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board.

The Audit Committee of the Board of Directors, comprising solely outside directors, provides oversight to our financial reporting process and our control environment through periodic meetings with management and our independent accountants.



Michael W. Rayden
Chairman, President
and Chief Executive Officer



Kent A. Kleeberger
Executive Vice President
Chief Operating Officer
Chief Financial Officer
Secretary and Treasurer

Report of Independent Accountants

To the Board of Directors and Shareholders of Too, Inc:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Too, Inc. and its subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 1, 2003 appearing in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders (which financial statements are not presented herein); and in our report dated February 21, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Columbus, Ohio
February 21, 2003

Directors

Michael W. Rayden
Chairman, President
and CEO

Sally A. Boyer
President, Merchandising

Elizabeth M. Eveillard
Independent Financial
Consultant

Kent A. Kleeberger
Executive Vice President
Chief Operating Officer
Chief Financial Officer
Secretary and Treasurer

Nancy J. Kramer
CEO and Founder
Ten/Resource

David A. Krinsky
Partner
O'Melveny & Myers LLP

Phillip E. Mallott
Independent Financial
Consultant

Fredric M. Roberts
President
F.M. Roberts & Company, Inc.

Kenneth J. Strottman
President and CEO
Strottman International, Inc.

Executive Officers

Michael W. Rayden
Chairman, President
and CEO

Sally A. Boyer
President, Merchandising

Kent A. Kleeberger
Executive Vice President
Chief Operating Officer
Chief Financial Officer
Secretary and Treasurer

Scott M. Bracale
Executive Vice President -
Marketing and Catalog/Web

Joan E. Munnelly
Executive Vice President -
Merchandising and Design -
Casual/Active Sportswear

James C. Petty
Executive Vice President -
Stores and Realty

Ronald Sykes
Senior Vice President -
Human Resources

Other Officers

Paula M. Damaso
Senior Vice President -
General Merchandise
Manager

Nancy A. Hoffmann
Vice President - Merchandise
Manager/Casual Sportswear

Rob Janes
Vice President -
Information Technology

A. George Kingsmill
Vice President -
Store Operations

Linda G. Knapp
Vice President and General
Merchandise Manager -
mishmash

Lece Lohr
Senior Vice President -
Active Sportswear

Richard J. Mardis
Vice President -
Human Resources

Susan E. Meeder
Vice President - Planning
and Allocation

Jay C. Moorhead
Vice President - Allocation

Douglas J. Probst
Vice President - Store Control
and Financial Analysis

Ronald Robinson
Vice President - Sourcing and
Technical Design

Paul R. Shreve
Vice President - Controller
Assistant Treasurer

James T. Shimizu
Vice President - Marketing
Promotions and Events

Douglas H. Tilson
Senior Vice President -
Real Estate/Store Planning

Edward A. Woods
Vice President -
Direct Operations

2002 too, inc. summary annual report

Too, Inc. Home Office
8323 Walton Parkway
New Albany, Ohio 43054

Limited Too Internet Address
www.limitedtoo.com

Limited Too Store Locations
Click on "Store Locator" on our Website

Investor Relations Contact
Robert C. Atkinson
Director, Investor Relations
614-775-3739
E-mail BAtkinson@toobrands.com

10-K Report
A copy of the Company's 2002 Form 10-K as filed with the SEC may be obtained by writing or calling Investor Relations at the Corporate Offices.

For Shareholder Records and Change of Address:

Transfer Agent and Registrar
EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303
Toll Free: 1-800-317-4445
Hearing Impaired: TDD 201-222-4955
Website http://www.equiserve.com

Independent Auditors
PricewaterhouseCoopers LLP
100 East Broad Street Suite 2100
Columbus, Ohio 43215

Corporate Counsel
Porter, Wright, Morris & Arthur
41 South High Street
Columbus, Ohio 43215

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, May 20, 2003, beginning at 9:00 am Eastern Time, at the company's home office in New Albany, Ohio.